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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                                   CELANESE AG
                            (Name of Subject Company)

                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          ORDINARY SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              JULIE K. CHAPIN, ESQ.
                          VICE PRESIDENT AND SECRETARY
                          CELANESE AMERICAS CORPORATION
                                86 MORRIS AVENUE
                                SUMMIT, NJ 07901
                                 (908) 522-7500
                  (Name, address and telephone number of person
                        authorized to receive notices and
                  communications on behalf of the person filing
                                   statement)

                                    Copy to:
                               W. JEFFREY LAWRENCE
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  EXHIBIT INDEX


Exhibit   Description
-------   -----------

99.1 Invitation to the Extraordinary General Meeting of Celanese AG, published on June 25, 2004 in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger).

99.2 Joint Report by the Management Board of Celanese AG and the Management Board of BCP Management GmbH as the sole General Partner of BCP Crystal Acquisition GmbH & Co. KG on the Domination and Profit and Loss Transfer Agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG pursuant to Section 293a of the German Stock Corporation Act, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.3      Report, dated June 17, 2004, of Ernst & Young AG,
          Wirtschaftsprufungsgesellschaft, on the Determination of the Business Value of Celanese AG as of July 31, 2004 and made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.4 Report, dated June 22, 2004, of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft on the review of the domination and profit transfer agreement between BCP Crystal Acquisition GmbH & Co. KG, Stuttgart/Germany and Celanese AG, Kronberg i.Ts./Germany, according to Sections 293b and 293e of the German Stock Companies Act and made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.5 Letter of Support, dated June 22, 2004, by BCP Caylux Holdings Luxembourg S.C.A. and made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.6 Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2001, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.7 Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2002, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.8 Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2003, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.9 Celanese AG 2001 Financial Report containing the consolidated financial statements of Celanese AG and its subsidiaries for the year ended December 31, 2001, made available to the shareholders of Celanese AG beginning on June 25, 2004 (incorporated herein by reference to Exhibit 99.2 of the Form 6-K filed by Celanese AG on March 7, 2002).

99.10 Celanese AG 2002 Financial Report containing the consolidated financial statements of Celanese AG and its subsidiaries for the year ended December 31, 2002, made available to the shareholders of Celanese AG beginning on June 25, 2004 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by Celanese AG on February, 19, 2003).

99.11 Celanese AG 2003 Financial Report containing the consolidated financial statements of Celanese AG and its subsidiaries for the year ended December 31, 2003, made available to the shareholders of Celanese AG beginning on June 25, 2004 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by Celanese AG on March 11, 2004).

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99.12     English translation of the opening balance sheets for BCP Crystal
          Acquisition GmbH & Co. KG ("BCP Crystal") and BCP Management GmbH ("BCP Management") as of December 11, 2003 and October 22, 2003, respectively, the annual financial statements of BCP Crystal and BCP Management for the short fiscal year ending December 28, 2003, and the interim financial statements of BCP Crystal and BCP Management as of May 31, 2004, in each case made available to the shareholders of Celanese AG beginning on June 25, 2004.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE


Exhibits 99.1, 99.2, 99.3, 99.4, 99.6, 99.7 and 99.8 contain certain forward-looking statements and information relating to Celanese AG that are based on the beliefs of its management as well as assumptions made by and information currently available to Celanese AG. These statements include, but are not limited to, statements about Celanese AG's strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained therein that are not historical facts. When used in this document, words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Celanese AG or its management, are intended to identify forward-looking statements. These statements reflect the current views of Celanese AG with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of Celanese AG to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

     o Changes in general economic, business, political and regulatory conditions in the countries or regions in which Celanese AG operates;

     o the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics, construction and textile industries;

     o changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, wood pulp, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

     o the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

     o the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

     o the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

     o the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

     o increased price competition and the introduction of competing products by other companies;

     o the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical Polymers Ticona and Performance Products segments;

     o changes in the degree of patent and other legal protection afforded to Celanese AG's products;

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     o    compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

     o potential liability for remedial actions under existing or future environmental regulations;

     o potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which Celanese operates;

     o    changes in currency exchange rates and interest rates;

     o changes in the composition or restructuring of Celanese AG and the successful completion of acquisitions, divestitures and joint venture activities

     o and various other factors, both referenced and not referenced in Exhibits 99.1, 99.2, 99.3, 99.4, 99.6, 99.7 and 99.8.

Many of these factors are macroeconomic in nature and are, therefore, beyond the control of Celanese AG's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual results, performance or achievements of Celanese AG may vary materially from those described in Exhibits 99.1, 99.2, 99.3, 99.4, 99.6, 99.7 and 99.8 as anticipated, believed, estimated, expected, intended, planned or projected. Celanese AG does not intend, and does not assume any obligation, to update these forward-looking statements, which speak only as of their dates.